ICA REPORTS FIRST QUARTER 2005 RESULTS


     Mexico City,  April 28, 2005 - Empresas  ICA,  S.A. de C.V.  (BMV and NYSE:
ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the first quarter of 2005.

ICA noted the following highlights:

     During the first quarter, ICA was awarded new contracts and net contract additions of Ps. 2,095 million. ICA's consolidated construction backlog as of March 31, 2005 was Ps. 19,964 million, equivalent to 17 months of work at first quarter levels.

     Between January and April 2005, ICA's clients recognized US$ 52 million in additional costs attributable to increased prices of steel. Of this amount, US$43 million corresponds to an agreement signed with the Federal Electricity Commission (CFE) whereby the CFE recognized the effects of increased international steel prices on the El Cajon hydroelectric project, including both the direct costs of steel as well as associated financial costs. An additional US$9 million in steel costs was recognized by the client for the Chicontepec oil field project.

     First quarter revenues rose Ps. 1,387 million, or 53 percent, to Ps. 4,012 million, compared to Ps. 2,625 million recorded in the first quarter of 2004.

     General and administrative expenses were reduced to 6.8 percent of revenues in the first quarter of 2005, compared to 8.4 percent in the prior year period. For the first quarter of 2005 total general and administrative expenses were Ps. 273 million, compared to Ps. 220 million in the same period of the prior year, an increase of Ps. 53 million, or 24 percent.

     Operating income for the first quarter of 2005 was Ps. 199 million, an increase of Ps. 133 million compared to Ps. 66 million in the same period of 2004.

     During the first quarter of 2005, divestments totaled US$ 31 million, including the sale of 40 percent of the shares in the environmental services company CIMA, for a total of US$ 27 million. Additionally, ICA sold its investment in the Cabo del Sol real estate development company. The gain on sale for both investments totaled Ps. 8 million.

     Total debt at the end of the first quarter was Ps. 7,859 million, an increase of Ps. 1,185 million compared to the Ps. 6,674 million at the end of March 2004. Excluding the debt of the El Cajon project, ICA's total debt fell by Ps. 347 million over the past 12 months.

     ICA recorded net income of majority interest of Ps. 68 million in the first quarter of 2005, compared to a loss of Ps. 87 million in the first quarter of 2004. This is the third consecutive quarter of net income.



CONSOLIDATED RESULTS
First Quarter 2005

(Ps. million)                                   1Q2004       1Q2005   Change (%)
--------------------------------------------------------------------------------
Revenues ..................................      2,625        4,012           53
Operating income ..........................         66          199          203
Operating margin ..........................          2.5%         5.0%
EBITDA ....................................        325          376           16
EBITDA margin .............................         12.4%         9.4%
Net income (loss) of majority interest ....        (87)          68
Earnings per share (Ps.) ..................         (0.05)        0.04
Weighted average shares outstanding
 (million) ................................      1,849.00     1,865.05         1
--------------------------------------------------------------------------------

     EBITDA = Operating income plus depreciation and amortization. EBITDA is neither a measure of financial performance nor an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.


     ICA recorded first quarter revenues of Ps. 4,012 million compared to Ps. 2,625 million in the first quarter of 2004. The El Cajn hydroelectric project accounted for 21 percent of total revenues and was 56.5 percent complete as of March 31, 2005, without taking into account the effects of the agreement on the increase in steel prices at the contract value. During the first quarter, revenues from Mexico represented 83.7 percent of total revenues. Revenues in foreign currency, principally U.S. dollars, accounted for 71.7 percent of the total.

     First quarter cost of sales were Ps. 3,541 million, an increase of 51 percent compared to Ps. 2,340 million in the same period of 2004, as a result of the increase in revenues. Cost of sales were 88 percent of revenues, a decrease from 89 percent in the first quarter of 2004.

     General and administrative expenses in the first quarter of 2005 totaled Ps. 273 million, a 24 percent increase compared to the Ps. 220 million registered during the first quarter of 2004. The increase is primarily the result of salary increases in the first quarter of 2005 and the growth in revenues.

     Operating income during the first quarter of 2005 was Ps. 199 million, an increase of Ps. 133 million, or 203 percent, compared to Ps. 66 million recorded during the same period of 2004. El Cajon generated Ps. 49 million, or 25 percent, of total operating income.

     Earnings before interest, taxes, depreciation and amortization (EBITDA) generated in the first quarter of 2005 were Ps. 376 million, or 9.4 percent of revenues, or an increase of Ps. 51 million over the Ps. 325 million in EBITDA generated in the first quarter of 2004. El Cajon accounted for 25.8 percent of first quarter 2005 EBITDA. EBITDA should not be considered as an indicator of free cash flow under Mexican or U.S. GAAP; other companies may define EBITDA differently.

     The integral financing cost in the first quarter of 2005 was Ps. 20 million, compared to Ps. 41 million recorded in the first quarter of 2004, and consisted of the following:

 (Ps. million)                                1Q2004        1Q2005
-------------------------------------------------------------------
-------------------------------------------------------------------
Interest Expense .......................          98            75
Interest (Income) ......................        (43)          (41)
Exchange (Gain) Loss ...................        (15)           (7)
Monetary (Gain) Loss ...................           1           (8)
-------------------------------------------------------------------
-------------------------------------------------------------------
Integral Financing (Gain) Cost .........          41            20
-------------------------------------------------------------------


     The decrease in interest expense to Ps. 75 million in the first quarter of 2005 compared to Ps. 98 million in the same period of 2004 was principally the result of a decrease in short and long term corporate debt which was partially offset by the inclusion of Ps. 15 million in financial expenses of the Housing segment in the first quarter of 2005, which is included beginning this year as part of the integral financing cost. The exchange gain in the first quarter 2005 period was Ps. 7 million, compared to Ps. 15 million in the same period of last year. The weighted average interest rate on debt was 8.0 percent during the quarter, compared to 6.8 percent registered during the same period in 2004, including interest expense included in the direct costs of financed projects, which totaled Ps. 82.6 million. The increase in the weighted average interest rate is due to the payment of the convertible bond in March 2004, which had a 5 percent annual coupon, as well as interest paid by the Housing segment on its debt, which had rates that ranged from 14.5 to 14.9 percent.

     Other Income was a gain of Ps. 26 million, principally as a result of divestments.

     The tax provision in the first quarter of 2005 was Ps. 97 million, of which Ps. 66 million were deferred taxes, Ps. 23 was income tax, and Ps. 8 million was employee statutory profit sharing.

     ICA recognized Ps. 5 million during the first quarter of 2005 from its share in the net income of unconsolidated affiliates, which includes the Dravica Consortium, CIMA, SETA, and Dicomex Holding, among others.

     ICA recorded net income of majority interest of Ps. 68 million in the first quarter of 2005, equivalent to Ps. 0.04 per share (US$ 0.02 per ADS) based on 1,865.05 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 87 million recorded in the first quarter of 2004, equivalent to a loss of Ps. 0.05 per share (US$ 0.03 per ADS), based on a weighted average of 1,849.00 million shares outstanding.


SEGMENT RESULTS
Segment results are shown in the following table:


 (Ps. million)                               1Q2004        1Q2005    Change (%)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Civil Construction
    Revenues ...........................        866         1,372      58
    Operating Margin ...................       8.3%          5.1%
Industrial Construction
    Revenues ...........................        975         1,660      70
    Operating Margin ...................      -2.7%          4.0%
Rodio
    Revenues ...........................        428           584      37
    Operating Margin ...................       1.0%          3.0%
Other Segments
    Revenues ...........................        356           397      11
    Operating Margin ...................       0.6%          1.1%
-------------------------------------------------------------------------------


     Civil Construction revenues rose, principally as a result of work on the El Cajon hydroelectric project, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, the completion of work on the Iztapalapa Hospital in Mexico City, and the expansion of the Mexico City International Airport. The operating margin for the segment in the first quarter of 2005 was 5.1 percent, compared to a margin of 8.3 percent in the 2004 period. The prior year operating margin benefited from the recognition of revenue as a result of an agreement with the Ministry of Communications and Transport to recognize additional costs for the completion of the Chiapas Bridge.

     Industrial Construction revenues increased principally as a result of new contract awards and advances in the execution of projects. The projects that contributed most to revenues were the liquefied natural gas terminal and storage tanks in Altamira, the marine drilling platforms for the Ku-Maloob-Zaap fields, the Reynosa III cryogenic plant in Tamaulipas, and the Chicontepec oil field project in Veracruz. The operating margin was 4.0 percent. Bid preparation expenses of Ps. 14.6 million are included in the operating result for the first quarter of 2005.

     Rodio generated revenues of Ps. 584 million and an operating margin of 3.0 percent, reflecting the improvement in the margins for contracted work, primarily in Spain and Portugal.


First Quarter 2005                                      Operating      Operating
(Ps. Million)                               Revenues       Result     Margin (%)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total Other Segments* ..................      397              44           1.1
    Housing ............................       291             40          13.7
    Infrastructure Operations ..........       100             10          10.0
   Other* ..............................         5             (6)         (113)
--------------------------------------------------------------------------------
 *Including Real Estate and corporate consolidation effects


     Other Segments accounted for 10 percent of total revenues during the quarter.

     Housing is being reported as an independent segment as of this quarter, with 1,254 units sold during the first quarter of 2005, compared to 613 units sold in the same quarter of 2004. Revenues for the quarter were Ps. 291 million, with an operating margin of 13.7 percent.

     Infrastructure Operations sales decreased to Ps. 100 million in the first quarter of 2005 compared to Ps. 105 million the first quarter of 2004, primarily as a result of divestments in 2004. The segment's operating income was Ps. 10 million, with a margin of 10 percent, compared to 16.4 percent during the first quarter of 2004.


CONSTRUCTION BACKLOG

                                                             Months Construction
Ps. million                                                          Equivalent*
---------------------------------------------- ------------ -------------------
Balance,  December 2004....................          21,485               18
 New contracts and contract
 additions ................................           2,095                2
 Work executed.............................           3,616                3
---------------------------------------------- ------------ -------------------
---------------------------------------------- ------------ -------------------
Balance, March 2005........................          19,964               17
---------------------------------------------- ------------ -------------------

     * Months of work based on the volume of work executed in the first quarter of 2005.


     ICA had new contract awards and net contract additions of Ps. 2,095 million during the quarter. The new projects added during the first quarter of 2005 included the Reynosa IV cryogenic plant in Tamaulipas, a new segment of the Tejocotal - Nuevo Necaxa section of the Mexico - Tuxpan highway, and contract additions to the Jose Luis Portillo interchange and Toluca Airport projects; among others.

     At the end of the first quarter, projects in Mexico represented 96 percent of the total backlog, and 77 percent are for public sector clients.


     El Cajon Hydroelectric Project

     The following table summarizes the main financial statement accounts of the El Cajon Hydroelectric project included in ICA's financial statements:




(Ps. million)                                 1Q2004   2Q2004   3Q2004   4Q2004   1Q2005
-------------------------------------------- ------- -------- -------- -------- --------
Income Statement
Revenue ....................................     681      907      707      794      833
Operating Result ...........................      39       55       40       45       49
Operating Margin ...........................       6%       6%       6%       6%       6%

Balance Sheet
Total Assets ...............................   4,402    5,195    5,573    5,955    6,476
Cash and Cash Equivalents ..................     899      771      451      885      620
Inventories ................................      49       77      123       45       31
Other Current Assets .......................     169      172      183      189      223
Total Current Assets .......................   1,117    1,021      758    1,118      874
Long Term Assets ...........................   2,740    3,725    4,313    4,302    5,114
Long Term Accounts Receivable ..............   2,740    3,725    4,313    4,302    5,114
Total Liabilities ..........................   4,306    5,089    5,428    5,782    6,265
Current Liabilities ........................     476      506      535      490      536
Long Term Liabilities ......................   3,733    4,410    4,686    5,054    5,440
Other Liabilities ..........................      96      143      208      239      289
Equity .....................................      96      135      145      173      211
--------------------------------------------   -----    -----    -----    -----    -----


     The El Cajon hydroelectric project was 56.5 percent complete as of March 31, 2005, and during the first quarter generated Ps. 833 million in revenues and Ps. 49 million in operating income, with a 6 percent operating margin. The contractor for El Cajon, CIISA (Constructora Internacional de Infraestructura), obtained recognition of direct costs and financial costs associated to the increased prices for steel, totaling US$ 43 million. This cost recognition has not been included in the backlog for the first quarter 2005.


     At the close of the first quarter, US$ 367.67 million in long term financing for the project has been disbursed, or 53.9 percent of the long term financing of US$ 682.4 million from the syndicated loan and the 144A bond.

     Total liabilities attributable to El Cajon rose to Ps. 6,265 million, of which 9 percent was short term and 91 percent long term. The syndicated loan is shown on ICA's balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari passu with the syndicated loan, and the cash obtained from the bond placement is recorded as a long term investment until it is used.


BALANCE SHEET

(Ps. million; end of period)                I-04     I-05   Change (%)
------------------------------------------------------------------------
Current assets ........................    7,278    9,205       27
    Of which: Cash and cash equivalents    2,254    3,031       35
              Accounts receivable .....    2,431    3,402       40
Long term investments .................    7,279    9,109       25
Property, plant and equipment .........    1,349    1,142      (15)
Other long term assets ................    1,695    1,314      (22)
Total assets ..........................   17,600   20,770       18
Current liabilities ...................    5,501    7,470       36
Long term liabilities .................    6,198    7,181       16
Total liabilities .....................   11,700   14,651       25
Shareholders' equity ..................    5,901    6,119        4
Total liabilities and equity ..........   17,600   20,770       18
------------------------------------------------------------------------


     As of March 31, 2005, ICA had total assets of Ps. 20,770 million, an increase of Ps. 3,170 million, or 18 percent, compared to Ps. 17,600 million at the end of the same period of 2004. Both current and long term assets increased and reflect the higher levels in activity which was partially offset by divestments.

     At the end of the first quarter of 2005, ICA had total cash and short term investments of Ps. 3,031 million, an increase of 35 percent, compared to Ps. 2,254 million at the end of the first quarter of 2004. Of total cash and short term investments, 79 percent was in ICA's joint venture subsidiaries--57 percent in ICA Fluor, 20 percent in El Cajon, and 2 percent in Rodio. The remaining 21 percent of the total, or Ps. 620 million, was held at the parent company or in other operating subsidiaries. Of total cash at year end, 50 percent represented advances from clients.

     Short-term accounts receivable increased Ps. 970 million to Ps. 3,402 million at the end of March 2005 from Ps. 2,431 million at the end of March 2004 as a result of contract mechanisms used by ICA. Collections are tied to meeting project completion milestones, since contract terms generally do not provide for client advances. Accounts receivable related to such projects include Ps. 1,465 million in the Industrial Construction segment, made up of Ps. 1,022 million for the marine platforms, Ps. 347 million for the Chicontepec oil field project, and Ps. 96 million for Package II of the Minatitlan Refinery reconfiguration project.

     Long term investments and accounts receivable on ICA's balance sheet, totaling Ps. 5,114 million, include the certifications for completed work on the El Cajon hydroelectric project, reflecting advances in the construction of the project, as well as the unused portion of the proceeds from the 144A Bond.


     Total liabilities increased Ps. 2,951 million to Ps. 14,651 million at the end of March 2005 from Ps. 11,700 million at the end of March 2004. The increase reflects the combination of increased debt for the El Cajon project, which was partially offset by the repayment of short and long term debt, particularly holding company debt. In addition, Industrial Construction has reduced the balance of outstanding working capital financing related to the May "A" and May "B" marine drilling platforms.

     Shareholders' equity was Ps. 6,119 million as of March 31, 2005 as compared to Ps. 5,901 million on March 31, 2004. The increase in capital compared to the prior year balance reflects the net income generated in 2004 and in the first quarter of 2005.


Debt


     Total debt at the end of the first quarter was Ps. 7,859 million, an increase of Ps. 1,185 million compared to the Ps. 6,674 million recorded 12 months earlier. Excluding the debt of the El Cajon project, the company's debt fell by Ps. 347 million.

US$ 367.7 million of the El Cajon financing has been used by ICA.


(Ps. million)                         1Q2004       1Q2005
---------------------------------------------------------
Short Term Debt ..............           977       1,452
Long Term Debt ...............         5,697       6,407
Total Debt ...................         6,674       7,859
Total Cash ...................         2,254       3,031
Total Net Debt ...............         4,420       4,828
El Cajon Project Debt.........         3,733       5,266
El Cajon Cash ................           899         620
------------------------------------------------------------
Net Debt, El Cajon ...........         2,834       4,646
Net Debt, excluding El Cajon .         1,586         182
------------------------------------------------------------


     Net debt excluding El Cajon was Ps. 182 million at the end of the first quarter of 2005, a decrease of Ps. 1,404 million, compared to Ps. 1,586 million at the end of the first quarter of 2004. The reduction reflects both the decrease in corporate debt and an increase in cash.

     Of ICA's total debt, 89.2 percent, or Ps. 7,009 million, corresponds to projects; 6.6 percent, or Ps. 520 million, was corporate debt; and 4.2 percent, or Ps. 329 million, is operating company debt.

     During the first quarter of 2005 ICA paid in full its outstanding loan from Grupo Financiero Inbursa This loan had an original balance of US$ 116 million, and was contracted in December 2002. At the close of 2004, the outstanding balance was Ps. 376 million in pesos of March 2005 purchasing power. The guarantees securing this loan are in the process of being released.

     As of March 31, 2005, 19 percent of ICA's total debt matured in less than one year; 36 percent is securities debt; and 84 percent is denominated in foreign currency, principally dollars.

     ICA's policy is to maintain natural hedges for its debt liabilities. The Company matches the currency of financing for projects and its subsidiaries with the currency of the associated revenues that will be the source of repayment.

     Liquidity and Financial Ratios

     The current ratio as of the end of the first quarter of 2005 decreased to 1.23, compared to 1.32 in 2004. The decrease is the result of payment of corporate debt and an increase in the Company's activities. However, it should be noted that a portion of ICA's cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on several of the projects that ICA is undertaking.

     The interest  coverage ratio  (EBITDA/net  interest) was 3.22,  compared to
3.05 in the same period of last year. The leverage ratio (total debt/equity) increased to 1.29 in 2005, compared to 1.13 in 2004.


     Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of March 31, 2005 purchasing power. The exchange rate used for the conversion of amounts at March 31, 2005 was Ps. 11.19 per U.S. dollar. The sum of line items may not match totals because of rounding.

     This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

     ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.